SALANS
ATTORNEYS AT LAW

Rockefeller Center, 620 Fifth Avenue, New York, NY 10020-2457, USA
Tel +1 (212) 632 5500 Fax +1 (212) 632 5555
www.salans.com

Pierre J. Lorieau *Associate*
Direct Dial (212) 632-5536
Direct Fax (212) 307-3350
plorieau@salans.com

File No. 82-34735

February 16, 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street, N.W.
Washington, D.C. 20549-0302

Re: ASSA ABLOY AB (the "Company") -- Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File No. 82-34735)-Press Release

Ladies and Gentlemen:

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the information and document furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned at (212) 632-5536. Please have the enclosed copy of this letter date stamped and returned in the enclosed envelope.

Best regards,

Pierre J. Lorieau

dlw 3/7

Enclosure
cc: Martin Hamner
Nina Svensson, Esq.
Jacob Wahlberg
Robert K. Smits, Esq.

82-34735

Press release

from ASSA ABLOY AB (publ) 14 February 2007 no:04/07

STRONG FINISH TO 2006 FOR ASSA ABLOY

- Sales for the fourth quarter increased by 7% to SEK 8,059 M (7,530), with 9% organic growth, 5% acquired growth and -7% exchange-rate effects. Operating income (EBIT), excluding restructuring costs, increased by 20% to SEK 1,274 M (1,063). Earnings per share, excluding restructuring costs, increased by 16% to SEK 2.14 (1.84).
- Sales for 2006 increased by 12% to SEK 31,137 M (27,802), with 9% organic growth, 3% acquired growth and no exchange-rate effect. Operating income (EBIT), excluding restructuring costs, increased by 17% to SEK 4,771 M (4,078). Earnings per share, excluding restructuring costs, increased by 15% to SEK 7.99 (6.97).
- Restructuring costs totaled SEK 517 M for the quarter and SEK 1,474 M for the full year.
- Pyropanel and Pemko were acquired in January 2007.
- The proposed dividend is SEK 3.25 per share (3.25).

SALES AND INCOME

	Fourth quarter			Full year		
	2006	2005	Change	2006	2005	Change
Sales, SEK M	**8,059**	**7,530**	**+7%**	**31,137**	**27,802**	**+12%**
of which,						
Organic growth			+9%			+9%
Acquisitions			+5%			+3%
Exchange-rate effects	-493		-7%	-109		0%
Operating income (EBIT), SEK M	**1,274***	**1,063**	**+20%**	**4,771***	**4,078**	**+17%**
Operating margin (EBIT), %	15.8*	14.1		15.3*	14.7	
Income before tax, SEK M	1,086*	923	+18%	4,100*	3,556	+15%
Net income, SEK M	388	691	-44%	1,756	2,613	-33%
Operating cash flow, SEK M	1,189	1,150	+3%	3,528	3,702	-5%
Earnings per share (EPS), SEK	**2.14***	**1.84**	**+16%**	**7.99***	**6.97**	**+15%**
Earnings per share (EPS), SEK	1.05			4.72		

*Excluding restructuring costs totaling SEK 517 M (fourth quarter) or SEK 1,474 M (full year)

COMMENTS FROM THE PRESIDENT AND CEO, JOHAN MOLIN

"2006 was the best year ever for ASSA ABLOY, with the highest organic growth in the company's history and increased acquired growth. Profitability increased throughout the year driven by good volume growth and implemented efficiency measures. Our prospects for continued growth and increased profitability are great thanks to the Group's market-leading position, further acquisitions and the ongoing restructuring program."

FOURTH QUARTER

The Group's sales in the fourth quarter totaled SEK 8,059 M (7,530), an increase of 7% on the previous year. Organic growth was 9% (7). Newly acquired companies, principally Fargo and Adams Rite, contributed 5% (3) to sales. Translation of foreign subsidiaries' sales to Swedish kronor had a negative effect of SEK 493 M due to changes in exchange rates.

The quarter's earnings were burdened by restructuring costs of SEK 517 M. Operating income before depreciation, EBITDA, excluding restructuring costs, amounted to SEK 1,494 M (1,298). The corresponding margin was 18.5% (17.2). The Group's operating income, EBIT, excluding restructuring costs, amounted to SEK 1,274 M (1,063) after negative currency effects of SEK 85 M. The corresponding operating margin (EBIT) was 15.8% (14.1). The quarter's income before tax, excluding restructuring costs, amounted to SEK 1,086 M (923), including negative currency effects of SEK 76 M due to translation of foreign subsidiaries. The Group's tax charge totaled SEK 181 M (232), corresponding to an effective tax rate of 32% on reported income before tax. The reason for the increase in effective tax rate is that deferred tax on some restructuring items has not been considered. Earnings per share for the fourth quarter, excluding restructuring items, amounted to SEK 2.14 (1.84), which represents an increase of 16%.

Operating cash flow for the quarter amounted to SEK 1,189 M – equivalent to 109% of income before tax, excluding restructuring costs – compared with SEK 1,150 M last year. Working capital fell by SEK 192 M during the quarter.

FULL YEAR

Sales for 2006 totaled SEK 31,137 M (27,802), which represents an increase of 12%. Organic growth was 9% (5). Newly acquired companies contributed 3% (1). Exchange rates affected sales negatively by SEK 109 M compared with 2005. Operating income before depreciation, EBITDA, excluding restructuring costs, amounted to SEK 5,669 M (4,960). The corresponding margin was 18.2% (17.8). The Group's operating income, EBIT, excluding restructuring costs, increased by 17% to SEK 4,771 M (4,078) after negative currency effects of SEK 27 M. The corresponding operating margin (EBIT) was 15.3% (14.7). Earnings per share excluding restructuring items increased by 15% to SEK 7.99 (6.97). Operating cash flow amounted to SEK 3,528 M (3,702). The strong growth combined with substantial price increases in inventories had a negative effect on working capital.

RESTRUCTURING MEASURES

The comprehensive restructuring program initiated in April 2006 is proceeding according to plan. The program includes some 50 individual restructuring measures. The roles of a large number of production units will be changed to focus mainly on assembly, and some units will be closed. The total cost of the program is SEK 1,274 M, and it is expected to generate cost savings of about SEK 600 M a year once the whole program is completed in 2009. The full cost of the program has been expensed in 2006.

In addition to the restructuring described above, the closing of the remaining car-lock manufacturing in the UK is continuing. The costs of closure amount to SEK 200 M. Of the total restructuring costs of SEK 1,474 M, it is estimated that SEK 1,275 M relate to payments associated chiefly with redundancies. Write-downs, chiefly relating to machinery and equipment, have totaled SEK 199 M.

Operating income in the quarter was burdened by restructuring costs totaling SEK 517 M. Of this, SEK 63 M relates to write-downs chiefly of machinery and equipment. Payments related to

the restructuring program amounted to SEK 78 M. Savings resulting from measures carried out are estimated at SEK 35 M for the quarter.

During 2006 about 500 out of the total of 2,000 employees affected by the restructuring program have left the Group. Payments related to restructuring amounted to SEK 342 M for the full year.

COMMENTS BY DIVISION

EMEA

Sales for the fourth quarter in the EMEA division (Europe, Middle East and Africa) totaled EUR 359 M (330), with 10% organic growth. Operating income excluding restructuring costs amounted to EUR 58 M (48), which represents an operating margin (EBIT) of 16.2% (14.5). Return on capital employed excluding restructuring items amounted to 20.7% (16.9). Operating cash flow before interest paid totaled EUR 71 M (86).

There was strong sales growth during the fourth quarter, with France and the UK contributing to the improvement. The Nordic region and new markets in eastern Europe and Africa are continuing to generate strong organic growth. Restructuring costs for the quarter totaled EUR 35 M. The operating margin excluding restructuring costs continued to advance very well during the quarter, which led to a strong improvement in return on capital employed. Cash flow was strong during the quarter.

AMERICAS

Sales for the fourth quarter in the Americas division totaled USD 339 M (293) with 9% organic growth. Acquired growth contributed 7%. Operating income excluding restructuring costs amounted to USD 65 M (54), which represents an operating margin (EBIT) of 19.1% (18.3). Return on capital employed excluding restructuring items amounted to 20.9% (19.9). Operating cash flow before interest paid totaled USD 69 M (71).

Americas' strong sales trend continued during the fourth quarter, with sustained good demand in North America. The American businesses in the commercial segment, headed by the Architectural Hardware Group and the Electromechanical Group, report continuing strong growth for the quarter. The Residential Group reports a significantly lower rate of growth. Development of recently acquired units is continuing according to plan. The operating margin excluding restructuring costs advanced very well during the quarter as a result of the growth in sales volumes. Cash flow was strong during the quarter.

ASIA PACIFIC

Sales for the fourth quarter in the Asia Pacific division totaled AUD 107 M (105) with 2% organic growth. Operating income excluding restructuring costs amounted to AUD 13 M (8), representing an operating margin (EBIT) of 12.0% (8.2). Return on capital employed excluding restructuring items amounted to 13.7% (9.7). Operating cash flow before interest paid totaled AUD 9 M (6).

Sales in Asia are developing well, driven mainly by good performance on the Chinese market. Demand on the commercial market in Australia and New Zealand remained good but sales on the residential market fell back. The operating margin excluding restructuring costs improved relative to the previous quarter as a result of price increases made. Cash flow improved during the quarter.

GLOBAL TECHNOLOGIES

The Global Technologies division reported sales of SEK 1,227 M (938) in the fourth quarter, with organic growth of 16%. Acquired growth contributed 24%. Operating income excluding restructuring costs amounted to SEK 194 M (129), giving an operating margin (EBIT) of 15.8% (13.8). Return on capital employed excluding restructuring items amounted to 15.2% (15.7). Operating cash flow before interest paid amounted to SEK 195 M (95).

Global Technologies reports continued strong organic growth in all three of its businesses. Demand for the division's products is good on all major markets. The Fargo acquisition is progressing according to plan as regards both sales growth and profitability. The operating margin excluding restructuring costs advanced very well as a result of the strong growth. Cash flow improved during the quarter.

ENTRANCE SYSTEMS

The Entrance Systems division reported sales of SEK 765 M (701) in the fourth quarter, representing organic growth of 11%. Acquired growth contributed 2%. Operating income excluding restructuring costs amounted to SEK 120 M (105), giving an operating margin (EBIT) of 15.7% (15.0). Return on capital employed excluding restructuring items amounted to 15.3% (15.0). Operating cash flow before interest paid amounted to SEK 108 M (32).

Demand continues to be good on all major markets, which is generating especially strong growth in the USA and Asia. Growth in Europe remains stable at a high level. Profitability improved very significantly during the quarter as a result of the strong growth in sales volumes and the price increases made. Cash flow improved during the quarter.

ACQUISITIONS

The acquisition of Pyropanel, a leading company in fireproof doors in Australia, took place at the end of January. Its sales in 2006 amounted to AUD 19 M, with a good EBIT margin. The company has about 75 employees. The acquisition is expected to contribute to earnings per share from the time of acquisition. The company will be consolidated in Asia Pacific division from 1 February.

The acquisition of Pemko, a leading manufacturer of door components in the USA, took place at the end of January. Its sales in 2006 amounted to USD 55 M, with a good EBIT margin. The company has about 330 employees. The acquisition is expected to contribute to earnings per share from the time of acquisition. The company will be consolidated in Americas division from 1 February.

The combined acquisition price for these acquisitions, adjusted for acquired interest-bearing liabilities including estimated earn-outs, is about SEK 400 M. Preliminary acquisition analyses indicate that goodwill and other intangible assets with indefinite useful life amount to about SEK 250 M.

OTHER EVENTS

A refinancing has been carried out during the quarter in the form of a Private Placement program in the USA amounting to USD 300 M. The loan consists of five tranches with durations between five and twelve years and with both fixed and variable interest, and will have the effect of extending the average term of the Group's borrowings.

PARENT COMPANY

Other operating income for the Parent company ASSA ABLOY AB totaled SEK 945 M (749) for the full year. Income before tax amounted to SEK 1,047 M (728). Investments in tangible and intangible assets totaled SEK 402 M (27). Liquidity is good and the equity ratio was 44.9% (43.5).

DIVIDEND AND ANNUAL GENERAL MEETING

The Board of Directors proposes a dividend of SEK 3.25 (3.25) per share for the 2006 financial year. The Annual General Meeting will be held on 26 April 2007.

ACCOUNTING PRINCIPLES

ASSA ABLOY applies International Financial Reporting Standards (IFRS) as endorsed by the European Union. Significant accounting and valuation principles are detailed on pages 66-70 of the 2005 Annual Report. New or revised IFRS effective after 31 December 2005 have had no material effect on the consolidated income statement or balance sheet. The Group's Interim Report is prepared in accordance with IAS 34 'Interim Financial Reporting' under the guidelines given in RR 31 issued by the Swedish Financial Accounting Standards Council. The Parent company applies RR 32:05.

OUTLOOK*

Organic sales growth is expected to continue at a good rate. The operating margin (EBIT) and operating cash flow are expected to develop well.

Long term, ASSA ABLOY expects an increase in security-driven demand. Focus on end-user value and innovation as well as leverage on ASSA ABLOY's strong position will accelerate growth and increase profitability.

Stockholm, 14 February 2007

Johan Molin
President and CEO

*The Outlook published in November 2006 read:
Organic sales growth is expected to continue at a good rate. The operating margin (EBIT) and operating cash flow are expected to develop well, excluding the effects of future restructuring.
Long term, ASSA ABLOY expects an increase in security-driven demand. Focus on end-user value and innovation as well as leverage on ASSA ABLOY's strong position will accelerate growth and increase profitability.

This Year-End Report has not been reviewed by the Company's Auditor.

Financial information

The Interim Report for the first quarter will be published on 25 April 2007.
The Annual General Meeting will be held on 26 April at the Modern Museum (Moderna Museet) in Stockholm.

Further information can be obtained from:
Johan Molin, President and CEO, Tel: +46 8 506 485 42
Tomas Eliasson, Chief Financial Officer, Tel: +46 8 506 485 72
Martin Hamner, Group Controller and Director of Investor Relations, Tel: + 46 8 506 485 79

ASSA ABLOY is holding an **analysts' meeting** at **11.00 today** at Klarabergsviadukten 90 **in Stockholm**.
The analysts' meeting can also be followed over the Internet at www.assaabloy.com.
It is possible to submit questions by telephone on ***46 8 5052 0270, +44 208 817 9301** or **+1 718 354 1226.**

FINANCIAL INFORMATION

INCOME STATEMENT	Oct-Dec 2006 SEK M	Oct-Dec 2005 SEK M	Jan-Dec 2006 EUR M[1)]	Jan-Dec 2006 SEK M	Jan-Dec 2005 SEK M
Sales	8,059	7,530	3,363	31,137	27,802
Cost of goods sold	-5,273	-4,491	-2,153	-19,936	-16,508
Gross Income	**2,786**	**3,039**	**1,210**	**11,201**	**11,294**
Selling and administrative expenses	-2,032	-1,978	-855	-7,912	-7,224
Share in earnings of associated companies	3	2	1	8	8
Operating income	**757**	**1,063**	**356**	**3,297**	**4,078**
Financial items	-188	-140	-72	-671	-522
Income before tax	**569**	**923**	**284**	**2,626**	**3,556**
Tax	-181	-232	-94	-870	-943
Net income	**388**	**691**	**190**	**1,756**	**2,613**
Allocation of net income:					
Shareholders in ASSA ABLOY AB	385	691	189	1,746	2,608
Minority interests	3	0	1	10	5

EARNINGS PER SHARE	Oct-Dec 2006 SEK	Oct-Dec 2005 SEK	Jan-Dec 2006 SEK	Jan-Dec 2005 SEK
Earnings per share after tax and before dilution [3)]	1.05	1.89	4.77	7.13
Earnings per share after tax and dilution [4)]	1.05	1.84	4.72	6.97
Earnings per share after tax and dilution, excl restructuring costs [4)]	2.14	1.84	7.99	6.97

CASH FLOW STATEMENT	Oct-Dec 2006 SEK M	Oct-Dec 2005 SEK M	Jan-Dec 2006 EUR M[1)]	Jan-Dec 2006 SEK M	Jan-Dec 2005 SEK M
Cash flow from operating activities	1,188	1,131	357	3,310	3,450
Cash flow from investing activities	-236	-341	-418	-3,871	-1,052
Cash flow from financing activities	-649	-794	93	861	-2,325
Cash flow	**303**	**-4**	**32**	**300**	**73**

BALANCE SHEET	31 Dec 2006 EUR M[2)]	31 Dec 2006 SEK M	31 Dec 2005 SEK M
Intangible fixed assets	1,970	17,825	16,078
Tangible fixed assets	566	5,121	5,702
Financial fixed assets	151	1,363	1,557
Inventories	445	4,026	3,679
Trade receivables	561	5,081	4,818
Other non-interest-bearing current assets	105	946	838
Interest-bearing current assets	131	1,195	1,020
Total assets	**3,929**	**35,557**	**33,692**

Equity	1,508	13,645	14,413
Interest-bearing non-current liabilities	946	8,559	5,360
Non-interest-bearing non-current liabilities	108	973	397
Interest-bearing current liabilities	699	6,323	7,963
Non-interest-bearing current liabilities	668	6,057	5,559
Total equity and liabilities	**3,929**	**35,557**	**33,692**

CHANGE IN EQUITY	Jan-Dec 2006 EUR M	Jan-Dec 2006 SEK M	Jan-Dec 2005 SEK M
Opening balance 1 January	**1,528**	**14,413**	**11,253**
IFRS-effect (IAS 39)	-	-	-77
Dividend [13)]	-128	-1,189	-951
Minority interest acquisition/disposal	-2	-14	36
Cash flow hedges, fair value change	0	-1	-3
Exchange difference for the period	-80	-1,320	1,542
Net Income [1)]	190	1,756	2,613
Closing balance at end of period [2)]	**1,508**	**13,645**	**14,413**

KEY DATA	Jan-Dec 2006	Jan-Dec 2005
Return on capital employed excl restructuring, %	17.1	15.9
Return on capital employed incl restructuring, %	12.1	15.9
Return on shareholders' equity, %	11.5	18.1
Equity ratio, %	38.4	42.8
Interest coverage ratio, times	5.1	8.2
Interest on convertible debentures net after tax, SEK M	43.6	33.1
Number of shares, thousands	365,918	365,918
Number of shares after dilution, thousands	376,033	378,718
Weighted average number of shares after dilution, thousands	379,214	378,718
Average number of employees	31,243	29,578

QUARTERLY INFORMATION

THE GROUP IN SUMMARY
(All amounts in SEK M if not noted otherwise)

	Q 1 2005	Q 2 2005	Q 3 2005	Q 4 2005	Full Year 2005	Q 1 2006	Q 2 2006	Q 3 2006	Q 4 2006	Full Year 2006
Sales	6,269	6,984	7,019	7,530	27,802	7,653	7,689	7,736	8,059	31,137
Organic growth [6]	2%	6%	5%	7%	5%	12%	7%	8%	9%	9%
Gross income										
excl restructuring costs	**2,544**	**2,860**	**2,851**	**3,039**	**11,294**	**3,114**	**3,140**	**3,118**	**3,303**	**12,676**
Gross income / Sales	40.6%	41.0%	40.6%	40.4%	40.6%	40.7%	40.8%	40.3%	41.0%	40.7%
Operating income before depreciation (EBITDA)										
excl restructuring costs	**1,102**	**1,243**	**1,317**	**1,298**	**4,960**	**1,332**	**1,378**	**1,464**	**1,494**	**5,669**
Gross margin (EBITDA)	17.6%	17.8%	18.8%	17.2%	17.8%	17.4%	17.9%	18.9%	18.5%	18.2%
Depreciation	-212	-221	-214	-235	-882	-222	-227	-229	-220	-898
Operating income (EBIT)										
excl restructuring costs	**890**	**1,022**	**1,103**	**1,063**	**4,078**	**1,110**	**1,151**	**1,235**	**1,274**	**4,771**
Operating margin (EBIT)	14.2%	14.6%	15.7%	14.1%	14.7%	14.5%	15.0%	16.0%	15.8%	15.3%
Restructuring costs	-	-	-	-	-	-	-520	-437	-517	-1,474
Operating income (EBIT)	**890**	**1,022**	**1,103**	**1,063**	**4,078**	**1,110**	**631**	**798**	**757**	**3,297**
Financial items	-126	-122	-134	-140	-522	-145	-156	-181	-188	-671
Income before tax	**764**	**900**	**969**	**923**	**3,556**	**965**	**475**	**617**	**569**	**2,626**
Profit margin (EBT)	12.2%	12.9%	13.8%	12.3%	12.8%	12.6%	6.2%	8.0%	7.1%	8.4%
Tax	-205	-243	-263	-232	-943	-261	-178	-251	-181	-870
Net income	**559**	**657**	**706**	**691**	**2,613**	**704**	**297**	**366**	**388**	**1,756**
Allocation of net income:										
Share holders in ASSA ABLOY AB	558	654	705	691	2,608	703	294	364	385	1,746
Minority interests	1	3	1	0	5	1	3	2	3	10

OPERATING CASH FLOW

	Q 1 2005	Q 2 2005	Q 3 2005	Q 4 2005	Full Year 2005	Q 1 2006	Q 2 2006	Q 3 2006	Q 4 2006	Full Year 2006
Operating income (EBIT)	890	1,022	1,103	1,063	4,078	1,110	631	798	757	3,297
Restructuring costs	-	-	-	-	-	-	520	437	517	1,474
Depreciation	212	221	214	235	882	222	227	229	220	898
Net capital expenditure	-140	-161	-135	-231	-667	-180	-180	-151	-228	-739
Change in working capital	-333	-201	102	322	-110	-492	-163	-241	192	-704
Paid and received interest	-83	-80	-87	-205	-455	-114	-176	-131	-287	-708
Adjustment for non-cash items	3	12	-7	-34	-26	41	-26	-22	17	10
Operating cash flow [5]	**549**	**813**	**1,190**	**1,150**	**3,702**	**587**	**833**	**919**	**1,189**	**3,528**
Operating cash flow / Income before tax [14]	0.72	0.90	1.23	1.25	1.04	0.61	0.84	0.87	1.09	0.86

CHANGE IN NET DEBT

	Q 1 2005	Q 2 2005	Q 3 2005	Q 4 2005	Full Year 2005	Q 1 2006	Q 2 2006	Q 3 2006	Q 4 2006	Full Year 2006
Net debt at beginning of the period	12,208	12,499	13,860	12,769	12,208	12,240	12,506	13,127	14,785	12,240
IFRS-effect (IAS 39)	77	-	-	-	77	-	-	-	-	-
Operating cash flow	-549	-813	-1,190	-1,150	-3,702	-587	-833	-919	-1,189	-3,528
Restructuring payment	56	59	42	141	298	161	52	51	78	342
Tax paid	167	373	122	257	919	200	341	187	229	957
Acquisitions	111	123	66	113	413	682	255	2,187	8	3,132
Dividend	-	951	-	-	951	-	1,189	-	-	1,189
Translation differences	429	668	-131	110	1,076	-190	-383	152	-351	-772
Net debt at end of period	**12,499**	**13,860**	**12,769**	**12,240**	**12,240**	**12,506**	**13,127**	**14,785**	**13,560**	**13,560**
Net debt / Equity, times	1.03	1.07	0.95	0.85	0.85	0.84	0.98	1.07	0.99	0.99

NET DEBT

	Q 1 2005	Q 2 2005	Q 3 2005	Q 4 2005	Q 1 2006	Q 2 2006	Q 3 2006	Q 4 2006
Long-term interest-bearing receivables	-37	-40	-36	-62	-61	-65	-73	-127
Short-term interest-bearing investments	-171	-249	-147	-104	-87	-179	-181	-80
Cash and bank balances	-896	-881	-945	-916	-958	-833	-841	-1,115
Pension provisions	1,739	1,860	1,601	1,634	1,657	1,337	1,329	1,297
Other long-term interest-bearing liabilities	6,138	8,068	7,908	3,726	4,541	3,830	3,901	7,262
Short-term interest-bearing liabilities	5,726	5,102	4,388	7,963	7,414	9,037	10,650	6,323
Total	**12,499**	**13,860**	**12,769**	**12,240**	**12,506**	**13,127**	**14,785**	**13,560**

CAPITAL EMPLOYED AND FINANCING

	Q 1 2005	Q 2 2005	Q 3 2005	Q 4 2005	Q 1 2006	Q 2 2006	Q 3 2006	Q 4 2006
Capital employed	24,675	26,759	26,292	26,653	27,368	26,497	28,645	27,205
- of which goodwill	14,562	15,631	15,519	15,716	15,966	15,572	17,237	16,683
Net debt	12,499	13,860	12,769	12,240	12,506	13,127	14,785	13,560
Minority interest	29	79	74	71	70	59	64	60
Shareholders' equity (excl minority interest)	12,147	12,820	13,449	14,342	14,793	13,311	13,796	13,585

DATA PER SHARE

	Q 1 2005 SEK	Q 2 2005 SEK	Q 3 2005 SEK	Q 4 2005 SEK	Full Year 2005 SEK	Q 1 2006 SEK	Q 2 2006 SEK	Q 3 2006 SEK	Q 4 2006 SEK	Full Year 2006 SEK
Earnings per share after tax and before dilution [3]	1.52	1.79	1.93	1.89	7.13	1.92	0.80	1.00	1.05	4.77
Earnings per share after tax and dilution [4]	1.49	1.75	1.89	1.84	6.97	1.88	0.80	0.99	1.05	4.72
Earnings per share after tax and dilution excl restructuring costs [4]	1.49	1.75	1.89	1.84	6.97	1.88	1.95	2.02	2.14	7.99
Shareholders' equity per share after dilution [4]	36.90	38.84	40.44	42.85	42.85	44.03	40.93	42.00	39.13	39.13

RESULTS BY DIVISION

Oct - Dec and 31 Dec respectively	EMEA [7]		Americas [8]		Asia Pacific [9]		Global Technologies [10]		Entrance Systems		Other		Total	
	EUR M		USD M		AUD M		SEK M		SEK M		SEK M		SEK M	
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Sales, external	350	322	337	291	98	97	1,203	910	753	692			8,059	7,530
Sales, intragroup	9	8	2	2	9	8	25	28	12	9	-194	-167		
Sales	**359**	**330**	**339**	**293**	**107**	**105**	**1,227**	**938**	**765**	**701**	**-194**	**-167**	**8,059**	**7,530**
Organic growth [6]	*10%*	*6%*	*9%*	*5%*	*2%*	*2%*	*16%*	*18%*	*11%*	*8%*			*9%*	*7%*
Operating income (EBIT)	**58**	**48**	**65**	**54**	**13**	**8**	**194**	**129**	**120**	**105**	**-99**	**-103**	**1,274**	**1,063**
Operating margin (EBIT)	*16.2%*	*14.5%*	*19.1%*	*18.3%*	*12.0%*	*8.2%*	*15.8%*	*13.8%*	*15.7%*	*15.0%*			*15.8%*	*14.1%*
Restructuring costs	-35	-	-12	-	-6	-	-73	-	0	-	-	-	-517	-
Operating income (EBIT) incl restructuring costs	**23**	**48**	**53**	**54**	**7**	**8**	**121**	**129**	**120**	**105**	**-99**	**-103**	**757**	**1,063**
Capital employed	1,015	1,077	1,243	1,098	363	340	4,911	2,871	3,121	3,309	-529	-389	27,205	26,653
- of which goodwill	512	499	739	664	176	171	3,568	2,309	2,453	2,427			16,683	15,716
Return on capital employed excl restructuring	*20.7%*	*16.9%*	*20.9%*	*19.9%*	*13.7%*	*9.7%*	*15.2%*	*15.7%*	*15.3%*	*15.0%*			*17.2%*	*15.8%*
Operating income (EBIT)	23	48	53	54	7	8	121	129	120	105	-99	-103	757	1,063
Restructuring costs	35	-	12	-	6	-	73	-	0	-	-	-	517	-
Depreciation	13	14	7	8	3	4	18	13	9	8	2	2	220	235
Net capital expenditure	-10	-11	-10	-1	-4	-6	-26	-39	-7	-9	-7	-32	-228	-231
Movement in working capital	10	35	7	10	-3	0	9	-8	-14	-72	68	1	192	322
Cash flow [6]	**71**	**86**	**69**	**71**	**9**	**6**	**195**	**95**	**108**	**32**			**1,458**	**1,389**
Adjustment for non-cash items											17	-34	17	-34
Paid and received interest											-287	-205	-287	-205
Operating cash flow [5]													**1,189**	**1,150**

Oct - Dec and 31 Dec respectively	EMEA [7]		Americas [8]		Asia Pacific [9]		Global Technologies [10]		Entrance Systems		Other		Total	
	SEK M		SEK M		SEK M		SEK M		SEK M		SEK M		SEK M	
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Sales, external	3,194	3,049	2,374	2,310	536	568	1,202	910	753	692			8,059	7,530
Sales, intragroup	93	73	14	7	48	51	25	28	12	9	-194	-167		
Sales	**3,287**	**3,122**	**2,388**	**2,317**	**584**	**619**	**1,227**	**938**	**765**	**701**	**-194**	**-167**	**8,059**	**7,530**
Organic growth [6]	*10%*	*6%*	*9%*	*5%*	*2%*	*2%*	*16%*	*18%*	*11%*	*8%*			*9%*	*7%*
Operating income (EBIT)	**531**	**455**	**457**	**427**	**70**	**51**	**194**	**129**	**120**	**105**	**-99**	**-103**	**1,274**	**1,063**
Operating margin (EBIT)	*16.2%*	*14.5%*	*19.1%*	*18.3%*	*12.0%*	*8.2%*	*15.8%*	*13.8%*	*15.7%*	*15.0%*			*15.8%*	*14.1%*
Restructuring costs	-323	-	-88	-	-33	-	-73	-	0	-	-	-	-517	-
Operating income (EBIT) incl restructuring costs	**208**	**455**	**369**	**427**	**37**	**51**	**121**	**129**	**120**	**105**	**-99**	**-103**	**757**	**1,063**
Capital employed	9,183	10,151	8,545	8,726	1,974	1,985	4,911	2,871	3,121	3,309	-529	-389	27,205	26,653
- of which goodwill	4,631	4,709	5,076	5,276	955	995	3,568	2,309	2,453	2,427			16,683	15,716
Return on capital employed excl restructuring	*20.7%*	*16.9%*	*20.9%*	*19.9%*	*13.7%*	*9.7%*	*15.2%*	*15.7%*	*15.3%*	*15.0%*			*17.2%*	*15.8%*
Operating income (EBIT)	208	455	369	427	37	51	121	129	120	105	-99	-103	757	1,063
Restructuring costs	323	-	88	-	33	-	73	-	0	-	-	-	517	-
Depreciation	121	128	53	62	17	21	18	13	9	8	2	2	220	235
Net capital expenditure	-94	-105	-72	-13	-22	-32	-26	-39	-7	-9	-7	-32	-228	-231
Movement in working capital	92	328	54	73	-17	-1	9	-8	-14	-72	68	1	192	322
Cash flow [5]	**650**	**806**	**492**	**549**	**48**	**39**	**195**	**95**	**108**	**32**			**1,458**	**1,389**
Adjustment for non-cash items											17	-34	17	-34
Paid and received interest											-287	-205	-287	-205
Operating cash flow [5]													**1,189**	**1,150**

Jan - Dec and 31 Dec respectively	EMEA [7]		Americas [8]		Asia Pacific [9]		Global Technologies [10]		Entrance Systems		Other		Total	
	EUR M		USD M		AUD M		SEK M		SEK M		SEK M		SEK M	
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Sales, external	1,314	1,225	1,369	1,177	374	356	4,108	3,297	2,678	2,341			31,137 [11]	27,802 [12]
Sales, intragroup	37	30	5	5	41	33	112	90	37	32	-758	-622		
Sales	**1,351**	**1,255**	**1,374**	**1,182**	**415**	**389**	**4,220**	**3,387**	**2,715**	**2,373**	**-758**	**-622**	**31,137**	**27,802**
Organic growth [6]	*8%*	*3%*	*10%*	*5%*	*4%*	*2%*	*12%*	*12%*	*11%*	*8%*			*9%*	*5%*
Operating income (EBIT)	**213**	**184**	**264**	**217**	**38**	**43**	**612**	**476**	**368**	**335**	**-339**	**-300**	**4,771**	**4,078**
Operating margin (EBIT)	*15.8%*	*14.7%*	*19.2%*	*18.3%*	*9.2%*	*11.1%*	*14.5%*	*14.1%*	*13.6%*	*14.1%*			*15.3%*	*14.7%*
Restructuring costs	-114	-	-23	-	-17	-	-152	-	-1	-	-	-	-1,474	-
Operating income (EBIT) incl restructuring costs	**99**	**184**	**241**	**217**	**21**	**43**	**460**	**476**	**367**	**335**	**-339**	**-300**	**3,297**	**4,078**
Capital employed	1,015	1,077	1,243	1,098	363	340	4,911	2,871	3,121	3,309	-529	-389	27,205	26,653
- of which goodwill	512	499	739	684	176	171	3,568	2,309	2,453	2,427			16,683	15,716
Return on capital employed excl restructuring	*19.1%*	*16.6%*	*22.3%*	*19.6%*	*10.8%*	*12.9%*	*15.5%*	*17.3%*	*11.5%*	*11.1%*			*17.1%*	*15.9%*
Operating income (EBIT)	99	184	241	217	21	43	460	476	367	335	-339	-300	3,297	4,078
Restructuring costs	114	-	23	-	17	-	152	-	1	-	-	-	1,474	-
Depreciation	51	54	31	31	11	12	87	46	39	32	9	9	898	882
Net capital expenditure	-27	-36	-27	-15	-19	-7	-127	-115	-30	-26	-23	-37	-739	-667
Movement in working capital	-31	3	-34	3	-10	-2	-146	-66	-45	-34	86	-52	-704	-110
Cash flow [5]	**206**	**205**	**234**	**236**	**20**	**48**	**426**	**341**	**332**	**307**			**4,226**	**4,183**
Adjustment for non-cash items											10	-26	10	-26
Paid and received interest											-708	-455	-708	-455
Operating cash flow [5]													**3,528**	**3,702**
Average number of employees	12,283	12,405	9,641	9,251	5,099	4,352	2,183	1,767	1,926	1,714	111	89	31,243	29,578

Jan - Dec and 31 Dec respectively	EMEA [7]		Americas [8]		Asia Pacific [9]		Global Technologies [10]		Entrance Systems		Other		Total	
	SEK M		SEK M		SEK M		SEK M		SEK M		SEK M		SEK M	
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Sales, external	12,165	11,369	10,104	8,775	2,082	2,019	4,108	3,297	2,678	2,341			31,137 [11]	27,802 [12]
Sales, intragroup	344	280	38	31	227	190	112	90	37	32	-758	-622		
Sales	**12,509**	**11,649**	**10,142**	**8,806**	**2,309**	**2,209**	**4,220**	**3,387**	**2,715**	**2,373**	**-758**	**-622**	**31,137**	**27,802**
Organic growth [6]	*8%*	*3%*	*10%*	*5%*	*4%*	*2%*	*12%*	*12%*	*11%*	*8%*			*9%*	*5%*
Operating income (EBIT)	**1,972**	**1,707**	**1,945**	**1,615**	**213**	**245**	**612**	**476**	**368**	**335**	**-339**	**-300**	**4,771**	**4,078**
Operating margin (EBIT)	*15.8%*	*14.7%*	*19.2%*	*18.3%*	*9.2%*	*11.1%*	*14.5%*	*14.1%*	*13.6%*	*14.1%*			*15.3%*	*14.7%*
Restructuring costs	-1,059	-	-169	-	-93	-	-152	-	-1	-	-	-	-1,474	-
Operating income (EBIT) incl restructuring costs	**913**	**1,707**	**1,776**	**1,615**	**120**	**245**	**460**	**476**	**367**	**335**	**-339**	**-300**	**3,297**	**4,078**
Capital employed	9,183	10,151	8,545	8,726	1,974	1,985	4,911	2,871	3,121	3,309	-529	-389	27,205	26,653
- of which goodwill	4,631	4,709	5,076	5,276	955	995	3,568	2,309	2,453	2,427			16,683	15,716
Return on capital employed excl restructuring	*19.1%*	*16.6%*	*22.3%*	*19.6%*	*10.8%*	*12.9%*	*15.5%*	*17.3%*	*11.5%*	*11.1%*			*17.1%*	*15.9%*
Operating income (EBIT)	913	1,707	1,776	1,615	120	245	460	476	367	335	-339	-300	3,297	4,078
Restructuring costs	1,059	-	169	-	93	-	152	-	1	-	-	-	1,474	-
Depreciation	468	499	231	230	64	66	87	46	39	32	9	9	898	882
Net capital expenditure	-251	-335	-199	-114	-109	-40	-127	-115	-30	-26	-23	-37	-739	-667
Movement in working capital	-290	30	-253	24	-56	-12	-146	-66	-45	-34	86	-52	-704	-110
Cash flow [5]	**1,899**	**1,901**	**1,724**	**1,755**	**112**	**259**	**426**	**341**	**332**	**307**			**4,226**	**4,183**
Adjustment for non-cash items											10	-26	10	-26
Paid and received interest											-708	-455	-708	-455
Operating cash flow [5]													**3,528**	**3,702**

[1] Translated using an average rate for the period, 1 EUR = 9.26
[2] Translated using a closing rate at 31 December 2006, 1 EUR = 9.05
[3] Number of shares, thousands, used for the calculation amount to 365,918 for all periods.
[4] Number of shares, thousands, used for calculation: Oct-Dec: 378,050 (378,718), Jan-Dec: 379,214 (378,718)
[5] Excluding restructuring payments.
[6] Organic growth concern comparable units after adjustment for acqusitions and currency effects
[7] Europe, Middle East and Africa
[8] North and South America
[9] Asia, Australia and New Zealand
[10] ASSA ABLOY Hospitality, ASSA ABLOY Identification Technology and ASSA ABLOY HID.
[11] Europe 14,834, North America 12,155, Central and South America 510, Africa 457, Asia 1,579, Pacific 1,602.
[12] Europe 13,625, North America 10,592, Central and South America 392, Africa 368, Asia 1,311, Pacific 1,514
[13] Translated using transaction day rate, 1 EUR = 9.29
[14] Income before tax excluding restructuring costs.

END